EXHIBIT 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Life Insurance Company Limited, you should at once hand this circular and the accompanying proxy form and reply slip for the Extraordinary General Meeting to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

ELECTION OF MR. ZHAO PENG AS AN EXECUTIVE DIRECTOR OF THE SEVENTH SESSION OF THE BOARD OF DIRECTORS INVESTMENT IN XINCHENG PHASE II FUND

AND

NOTICE OF THE SECOND EXTRAORDINARY GENERAL MEETING 2022

A notice convening the Extraordinary General Meeting of China Life Insurance Company Limited to be held at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Wednesday, 21 September 2022 at 10:00 a.m. is set out on pages 11 to 13 of this circular.

Whether or not you are able to attend the Extraordinary General Meeting, you are advised to read the notice of Extraordinary General Meeting and to complete and return the enclosed proxy form in accordance with the instructions printed thereon. For holders of H Shares, the proxy form, together with the notarized power of attorney or any other authorization documents, should be returned to the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited; and for holders of A Shares, the proxy form, together with the notarized power of attorney authorizing execution of the proxy form or any other authorization documents should be returned to the Company’s Board Office in person or by post not less than 24 hours (excluding any part of a day that is a public holiday) before the time appointed for convening the Extraordinary General Meeting (i.e. no later than 10:00 a.m. on 20 September 2022) or any adjourned meeting thereof. Completion and return of the proxy form will not preclude you from attending and voting at the Extraordinary General Meeting or at any adjourned meeting if you so wish.

If you intend to attend the Extraordinary General Meeting in person or by proxy, you are required to complete and return the reply slip to Computershare Hong Kong Investor Services Limited (for holders of H Shares) or to the Company’s Board Office (for holders of A Shares) on or before Thursday, 1 September 2022.

16 August 2022

TABLE OF CONTENTS

Page

DEFINITIONS	1

LETTER FROM THE BOARD	3

NOTICE OF THE SECOND EXTRAORDINARY GENERAL MEETING 2022	11

- i -

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“A Share(s)”	the domestic share(s) of RMB1.00 each in the share capital of the Company which are listed on the SSE and traded in RMB

“Articles of Association”	the articles of association of the Company, as amended from time to time

“Board” or “Board of Directors”	the board of Directors of the Company

“CBIRC”	the China Banking and Insurance Regulatory Commission

“CLIC”	中國人壽保險（集團）公司 (China Life Insurance (Group) Company), a state-owned enterprise established under the laws of the PRC, and the controlling shareholder of the Company holding approximately 68.37% of its issued share capital

“Company”	China Life Insurance Company Limited, a joint stock limited liability company incorporated in the PRC

“Director(s)”	the director(s) of the Company

“EGM” or “Extraordinary General Meeting”	the second extraordinary general meeting 2022 of the Company to be held at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Wednesday, 21 September 2022 at 10:00 a.m.

“H Share(s)”	the overseas listed foreign share(s) of RMB1.00 each in the share capital of the Company which are listed on the Hong Kong Stock Exchange and traded in Hong Kong dollars

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Independent Director(s)” or “Independent Non-executive Director(s)”	the independent non-executive Director(s) of the Company

“PRC” or “China”	the People’s Republic of China, excluding, for the purpose of this circular only, Hong Kong, Macau Special Administrative Region and Taiwan region

LETTER FROM THE BOARD

“RMB”	the lawful currency of the PRC

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“SSE”	the Shanghai Stock Exchange

“SSE Listing Rules”	the Rules Governing the Listing of Stocks on Shanghai Stock Exchange

Note:	If there is any inconsistency between the Chinese and English versions of this circular, the Chinese version shall prevail.

LETTER FROM THE BOARD

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

Board of Directors: Executive Directors: Mr. Bai Tao Mr. Li Mingguang Ms. Huang Xiumei	Office Address: 16 Financial Street Xicheng District Beijing 100033 PRC

Non-executive Director: Mr. Wang Junhui Independent Non-executive Directors: Mr. Lam Chi Kuen Mr. Zhai Haitao Mr. Huang Yiping Ms. Chen Jie	Place of Business in Hong Kong: The Hong Kong Office 16/F, Tower A, China Life Centre One Harbour Gate 18 Hung Luen Road Hung Hom, Kowloon Hong Kong

16 August 2022

To the shareholders

Dear Sir or Madam,

I.	INTRODUCTION

On behalf of the Board of Directors, I invite you to attend the EGM to be held at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Wednesday, 21 September 2022 at 10:00 a.m.

The purpose of this circular is to provide you with the notice of the EGM and the information reasonably necessary to enable you to make an informed decision on whether to vote for or against the proposed resolutions at the EGM.

LETTER FROM THE BOARD

II.	ELECTION OF MR. ZHAO PENG AS AN EXECUTIVE DIRECTOR OF THE SEVENTH SESSION OF THE BOARD OF DIRECTORS

Reference is made to the announcement of the Company dated 2 August 2022. At the fifteenth meeting of the seventh session of the Board of the Company held on 2 August 2022, Mr. Zhao Peng was appointed as the President of the Company and nominated as an Executive Director of the seventh session of the Board of the Company. The proposal in relation to the election of Mr. Zhao Peng as an Executive Director of the Company shall be submitted to the shareholders’ general meeting of the Company for consideration and approval, and his qualifications as the President and Executive Director of the Company are subject to the approval of the CBIRC.

The proposal in relation to the election of Mr. Zhao Peng as an Executive Director of the seventh session of the Board is hereby submitted to the EGM for consideration and approval.

The biographical details of Mr. Zhao Peng are set out below:

Mr. Zhao Peng, born in April 1972, is a member of the Party Committee of CLIC and the Secretary to the Party Committee of the Company. From 2020 to 2022, he served as the Vice President of the Agricultural Development Bank of China. From 2017 to 2020, he successively served as an Assistant to the President and a Vice President of the Company, the Chief Financial Officer of CLIC and an Executive Director of the Company. From 2019 to 2021, he also served as a Non-executive Director of Sino-Ocean Group Holding Limited (a company listed on the Hong Kong Stock Exchange, stock code: 3377) and a Director of China Life Franklin Asset Management Company Limited. From 2009 to 2017, he successively served as the General Manager of the Finance and Accounting Department and the General Manager of the Finance Department of CLIC, the Deputy General Manager (at the general manager level of the provincial branches), the person in charge and the General Manager of Zhejiang Branch of the Company. Mr. Zhao Peng graduated from Hunan College of Finance and Economics, Central University of Finance and Economics and Tsinghua University, with master’s degrees in economics and business administration.

Mr. Zhao Peng will enter into a service contract with the Company. His term of office as the President and Executive Director of the Company shall commence from the date of approval by the CBIRC, and his term of office as an Executive Director of the Company shall end on the expiry of the term of the seventh session of the Board. He is eligible for re-election upon expiry of his term. Mr. Zhao Peng will not receive any director’s fee or remuneration from the Company.

Save as disclosed above, Mr. Zhao Peng has not held any directorships in other listed public companies in the last three years, does not hold any other position with the Company or any of its subsidiaries, and is not connected with any Directors, senior management or substantial or controlling shareholders of the Company. Mr. Zhao Peng does not have any interests in shares of the Company within the meaning of Part XV of the SFO.

Further, there is nothing in respect of the appointment of Mr. Zhao Peng that needs to be disclosed pursuant to Rule 13.51(2) of the Hong Kong Listing Rules nor is there anything that needs to be brought to the attention of the shareholders of the Company.

LETTER FROM THE BOARD

III.	INVESTMENT IN XINCHENG PHASE II FUND

The Company intends to make investment in Guangzhou Xincheng Phase II Industrial Investment Fund Partnership (Limited Partnership) (hereinafter referred to as “Xincheng Phase II Fund” or the “Fund”) established by China Life Jinshi Asset Management Company Limited (hereinafter referred to as “China Life Jinshi”), details of which are as follows:

(1)	Basic information of the project

The Fund aims to raise an amount of RMB7,000 million (excluding RMB1.4 million from the co-investors of the management team), of which no more than RMB4,000 million is to be contributed by the Company and no more than RMB800 million is to be contributed by China Life Property and Casualty Insurance Company Limited (hereinafter referred to as “CLP&C”); and no less than 30% of the size of the Fund is to be contributed by other limited partners. Guangzhou Jinyang Industrial Investment Co., Ltd. (a wholly-owned subsidiary of China Life Jinshi, hereinafter referred to as “Guangzhou Jinyang”) will contribute no less than 1% of the size of the Fund in its capacity as the general partner and managing partner of the Fund. The Fund manager will be China Life Jinshi.

The Fund intends to invest in equity assets in the inclusive financing sector. The Fund shall have a duration of seven years, including the investment period of four years and the exit period of three years. If the Fund has not completed its exit from investment projects before the expiry of the exit period, the duration of the Fund may be extended for one year (hereinafter referred to as the “Extension Period”), subject to the unanimous approval of the investment advisory committee.

The hurdle rate of the Fund shall be an internal rate of return of 8%. If the Fund achieves an internal rate of return higher than the hurdle rate, any excess returns resulting therefrom shall be distributed between the general partner and investors in two tiers: the amount of excess returns representing an internal rate of return between 8% and 10% shall be distributed at a ratio of 1:9; the amount of excess returns representing an internal rate of return of over 10% shall be distributed at a ratio of 2:8. No distribution of excess returns shall be made during the investment period. The annual management fee during the investment period shall be 1.0% of the capital contribution of the limited partners, whereas the annual management fee during the exit period shall be 0.5% of the remaining investment amount of the limited partners in the Fund. No management fee shall be charged for the service provided during the Extension Period of the Fund.

(2)	Analysis on related party transactions

1.	Information of related parties

(1)	Basic information of CLP&C

CLP&C is a joint stock limited liability company incorporated in Beijing in December 2006, with a registered capital of RMB18,800 million. Its shareholders are CLIC and the Company (holding 60% and 40% of the equity interest in CLP&C, respectively), and its legal representative is Liu Anlin. The scope of business of CLP&C includes: property and casualty insurance, liability insurance, credit and guarantee insurance, short-term health insurance and accidental injury insurance, reinsurance in connection with the above insurance businesses, insurance fund application business permitted under the PRC laws and regulations and other businesses approved by the CBIRC. As at 31 December 2021, CLP&C had total assets of RMB120,178 million and net assets of RMB25,422 million. In 2021, it had a revenue of RMB82,549 million and net profit of RMB621 million. As at 30 June 2022, CLP&C had total assets of RMB130,013 million and net assets of RMB26,197 million. In the first half of 2022, it had a revenue of RMB42,694 million and net profit of RMB1,177 million.

LETTER FROM THE BOARD

(2)	Basic information of China Life Jinshi

China Life Jinshi is a company incorporated in Guangzhou with limited liability in November 2016, with a registered capital of RMB200 million. Its shareholder (holding 100% of the equity interest in China Life Jinshi) is China Life Investment Management Company Limited (hereinafter referred to as “CLI”, a wholly-owned subsidiary of CLIC), and its legal representative is Kang Le. The scope of business of China Life Jinshi includes: asset management (exclusive of projects subject to approval), investment consulting services, corporate investment with its own funds, investment management services, equity investment, and equity investment management. As at 31 December 2021, China Life Jinshi had total assets of RMB121,109,800 and net assets of RMB96,451,100. In 2021, it had a revenue of RMB24,197,500 and net profit of RMB1,803,400. As at 30 June 2022, China Life Jinshi had total assets of RMB114,759,800 and net assets of RMB97,924,500. In the first half of 2022, it had a revenue of RMB9,477,000 and net profit of RMB2,023,300.

2.	Analysis on related party transactions

Given that CLIC is the controlling shareholder of the Company, and CLP&C, China Life Jinshi, Guangzhou Jinyang (as the general partner of the Fund) and Guangzhou Xinrong Industrial Investment Partnership (Limited Partnership)(as the co-investment platform of the management team)(which is a provisional name, hereinafter referred to as “Guangzhou Xinrong”) are under common control of CLIC with the Company, each of CLP&C, China Life Jinshi, Guangzhou Jinyang and Guangzhou Xinrong constitutes a related party of the Company pursuant to the relevant requirements under the Measures for the Administration of Related Party Transactions of Banking and Insurance Institutions, the SSE Listing Rules and the Hong Kong Listing Rules.

The investment involves two related party transactions of the Company:

(1)

the co-investment related party transaction concerning the co-investment by the Company with CLP&C, Guangzhou Jinyang and Guangzhou Xinrong in Xincheng Phase II Fund, with the amount of related party transaction (investment amount of the Company) of not more than RMB4,000 million; and

LETTER FROM THE BOARD

(2)

the Company’s payment of the management fee for its investment in the Fund established by China Life Jinshi. The annual management fee during the investment period of the Fund shall be no more than RMB40 million, whereas the annual management fee during the exit period of the Fund shall be no more than RMB20 million. No management fee shall be charged for the services provided during the Extension Period of the Fund. The total amount of related party transaction for the duration of the Fund shall be no more than RMB220 million.

Pursuant to the Hong Kong Listing Rules, given that one or more of the applicable percentage ratios in respect of the co-investment are more than 0.1% but less than 5%, the co- investment is subject to the reporting and announcement requirements but exempt from the independent shareholders’ approval requirement; given that all applicable percentage ratios in respect of the annual management fee are less than 0.1%, the arrangement for the payment of management fee is exempt from the reporting, announcement and independent shareholders’ approval requirements. The Company has published an announcement in respect of the transaction on 2 August 2022 pursuant to the requirements of the Hong Kong Listing Rules.

The total amount of the two related party transactions described above was approximately RMB4,220 million. Pursuant to the SSE Listing Rules, the amount of the transaction exceeds 0.5% of the latest audited net asset of the Company, which is required to be submitted to the Board for consideration. Pursuant to the rules of the CBIRC, given that the transaction amount is close to 1% of the audited net asset of the Company at the end of the preceding year, the transaction shall be regulated as a major related party transaction and shall be submitted to the Board for approval after being reviewed by the Connected Transactions Control Committee. In addition, pursuant to the requirement of the SSE that transactions between a listed company and the same related party for the past 12 consecutive months shall be aggregated to assess the applicable approval and disclosure procedures, the related party transactions (including this related party transaction) between the Company and CLIC (both CLP&C and China Life Jinshi, etc. are under the control of CLIC) for the past 12 months have been aggregated and the aggregated amount is more than 5% of the audited net asset of the Company. As such, this transaction shall be considered by the general meeting and is therefore submitted to the EGM for consideration.

3.	Basis of pricing for related party transactions

Typically, the rate of management fee of private equity funds is in the range from 1% to 2%. During the investment period of the Fund, China Life Jinshi will charge 1% of the capital contribution of the limited partners annually as the management fee. During the exit period of the Fund, it will charge 0.5% of the remaining amount of paid-in capital contribution of the limited partners annually as the management fee. Such rates fall within the scope permitted by the industry self-regulatory rules, which do not deviate from the market practice of fund managers in the fund industry and are fair and reasonable.

LETTER FROM THE BOARD

Any excess returns received by Guangzhou Jinyang as the general partner of the Fund shall be determined by all partners through negotiation on normal commercial terms and by reference to the contributions made by Guangzhou Jinyang, which are fair and reasonable and do not deviate from the market practice of the private equity fund industry.

The distribution of profits and sharing of risks between all partners (including the order and percentage) are determined in proportion to their respective interests in the Fund and based on the principle of fairness, which fall within the scope permitted by the industry self- regulatory rules and do not deviate from the market practice of the private equity fund industry.

(3)	Related party transactions between the Company and CLIC for the past 12 months

The major related party transactions between the Company on the one part and CLIC and any related parties controlled by it on the other part for the past 12 months include:

Name of related party transaction/agreement	Related party	Amount of related party transaction
Partnership Agreement of China Life Chengda (Wuxi) Equity Investment Center (Limited Partnership)

CLP&C, China Life Equity Investment Company Limited, China Life Chengda (Shanghai) Healthcare Equity Investment Management Company Limited, Chengda Fengzhi (Shanghai) Corporate Management Center (Limited Partnership)

RMB7,500 million

2022-2024 Policy Management Agreement	CLIC	The annual cap of RMB491 million

Subscription of Xinyuan Equity Investment Plan established by CLI	CLI, China Life Jinshi, Guangzhou Jinhong Asset Management Co., Ltd.	RMB1,518 million

Subscription of Xindian Equity Investment Plan established by CLI	CLI, China Life Jinshi, Guangzhou Jinhong Asset Management Co., Ltd.	RMB2,472 million

Capital injection in CLP&C	CLP&C	RMB3,600 million

Pursuant to the SSE Listing Rules, any related party transactions not disclosed by way of announcement should also be included for the purpose of aggregation. Having taken into account this related party transaction, the aggregated amount of related party transactions between the Company and CLIC (both CLP&C and China Life Jinshi, etc. are under the control of CLIC) for the past 12 months is more than 5% of the audited net asset of the Company. As such, this transaction shall be considered by the general meeting and is therefore submitted to the EGM for consideration.

LETTER FROM THE BOARD

(4)	Impact of the execution of agreement on the Company

Xincheng Phase II Fund will invest in retail financial assets and related assets in the inclusive financing sector, which is in line with the strategic direction of China. The Fund offer relatively stable investment income with a higher rate of return than that of fixed income assets, have the characteristics of small scale and diversified portfolio, and the overall risks are controllable. Investment in the Fund meets the requirements of insurance funds for investment allocation. The banking industry has increased its efforts in the development of inclusive financing, which will provide the Fund with more investment targets, and give full play to the competitive advantages of insurance funds in long-term investments.

The risks of the investment in Xincheng Phase II Fund mainly include macro risk and profit risk, among others. The manager has developed a mitigation mechanism in response to such risks and the Company has also included restrictive provisions in the partnership agreement, which guard against and reduce such risks to the greater extent.

The Company’s investment in Xincheng Phase II Fund falls within the scope of its ordinary business. The above related party transaction is conducted based on the market-oriented principles of openness, fairness and impartiality and at fair price, which is not prejudicial to the interest of the Company and does not have any adverse impact on the independence of the Company.

(5)	Business to be considered at the EGM

After consideration by the Board and the relevant specialized Board committees on 2 August 2022, the “Proposal in relation to the Company’s investment in Xincheng Phase II Fund Project” was approved.

As the aggregated amount of related party transactions between the Company on the one part and CLIC and any related parties controlled by it on the other part for the past 12 months is more than 5% of the audited net asset of the Company, it is hereby proposed to the EGM to approve the related party transaction concerning the Company’s investment in Xincheng Phase II Fund.

(6)	Abstention from voting by connected shareholder

CLIC as the connected shareholder shall abstain from voting, and the number of shares held by it shall not be counted into the total number of valid votes.

IV.	THE EGM

The notice of EGM is set out on pages 11 to 13 of this circular. The proxy form and the reply slip of the EGM are enclosed.

If you intend to appoint a proxy to attend the EGM, you are required to complete and return the enclosed proxy form in accordance with the instructions printed thereon. For holders of H Shares, the proxy form, together with the notarized power of attorney or any other authorization documents, should be returned to Computershare Hong Kong Investor Services Limited; and for holders of A Shares, the proxy form, together with the notarized power of attorney authorizing execution of the proxy form or any other authorization documents, should be returned to the Company’s Board Office in person or by post not less than 24 hours (excluding any part of a day that is a public holiday) before the time appointed for convening the EGM (i.e. no later than 10:00 a.m. on 20 September 2022) or any adjourned meeting thereof. Completion and return of the proxy form will not preclude you from attending and voting at the EGM or at any adjourned meeting if you so wish.

NOTICE OF THE SECOND EXTRAORDINARY GENERAL MEETING 2022

If you intend to attend the EGM in person or by proxy, you are required to complete and return the reply slip to Computershare Hong Kong Investor Services Limited (for holders of H Shares) or to the Company’s Board Office (for holders of A Shares) on or before Thursday, 1 September 2022.

V.	VOTING BY POLL

According to Rule 13.39(4) of the Hong Kong Listing Rules, any vote of shareholders at a general meeting must be taken by poll. Accordingly, the Chairman of the EGM will exercise his power under the Articles of Association to demand a poll in relation to the proposed resolutions at the EGM.

VI.	RECOMMENDATION

The Board considers that the resolutions proposed for consideration and approval by the shareholders at the EGM are in the best interests of the Company and its shareholders as a whole. Accordingly, the Board recommends the shareholders of the Company to vote in favour of the proposed resolutions at the EGM.

Yours faithfully, Bai Tao Chairman

NOTICE OF THE SECOND EXTRAORDINARY GENERAL MEETING 2022

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

NOTICE OF THE SECOND EXTRAORDINARY GENERAL MEETING 2022

NOTICE IS HEREBY GIVEN that the Second Extraordinary General Meeting 2022 of China Life Insurance Company Limited (the “Company”) will be held at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Wednesday, 21 September 2022 at 10:00 a.m. (the “EGM”), for the following purposes:

ORDINARY RESOLUTIONS

1.	To consider and approve the election of Mr. Zhao Peng as an Executive Director of the seventh session of the Board of Directors of the Company.

2.	To consider and approve the Company’s investment in Xincheng Phase II Fund.

By Order of the Board Heng Victor Ja Wei Company Secretary

16 August 2022

As at the date of this notice, the Board of Directors of the Company comprises:

Executive Directors:	Bai Tao, Li Mingguang, Huang Xiumei
Non-executive Director:	Wang Junhui
Independent Non-executive Directors:	Lam Chi Kuen, Zhai Haitao, Huang Yiping, Chen Jie

NOTICE OF THE SECOND EXTRAORDINARY GENERAL MEETING 2022

Notes:

1.	ELIGIBILITY FOR ATTENDING THE EXTRAORDINARY GENERAL MEETING AND CLOSURE OF REGISTER OF MEMBERS FOR H SHARES

The H Share register of members of the Company will be closed for the purpose of determining the entitlement of holders of H Shares to attend the Extraordinary General Meeting from Tuesday, 30 August 2022 to Wednesday, 21 September 2022 (both days inclusive), during which period no transfer of H Shares will be registered. In order to attend the Extraordinary General Meeting, holders of H Shares should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Monday, 29 August 2022.

The Company will announce separately on the Shanghai Stock Exchange details of eligibility of holders of A Shares for attending the Extraordinary General Meeting.

2.	PROXY

(1)

Each shareholder entitled to attend and vote at the Extraordinary General Meeting may appoint one or more proxies in writing to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

(2)

The instrument appointing a proxy must be in writing by the appointor or his attorney duly authorized in writing, or if the appointor is a legal entity, either under seal or signed by a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign or other documents of authorization must be notarized.

To be valid, for holders of H Shares, the proxy form and notarized power of attorney or other documents of authorization must be delivered to Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 24 hours (excluding any part of a day that is a public holiday) before the time appointed for the Extraordinary General Meeting (i.e. no later than 10:00 a.m. on 20 September 2022) (the proxy form for use at the Extraordinary General Meeting is attached herewith).

3.	REGISTRATION PROCEDURES FOR ATTENDING THE EXTRAORDINARY GENERAL MEETING

(1)

A shareholder or his proxy should produce proof of identity when attending the Extraordinary General Meeting. If a shareholder is a legal person, its legal representative or other person authorized by the board of directors or other governing body of such shareholder may attend the Extraordinary General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such person to attend the meeting.

(2)

Shareholders of the Company intending to attend the Extraordinary General Meeting in person or by their proxies should return the reply slip for attending the Extraordinary General Meeting in person, by post or by fax to Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong (for holders of H Shares) or to the Company’s Board Office (for holders of A Shares) on or before Thursday, 1 September 2022.

4.	VOTING BY POLL

According to Rule 13.39(4) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, any vote of shareholders at a general meeting must be taken by poll. Accordingly, the Chairman of the Extraordinary General Meeting will exercise his power under the Articles of Association to demand a poll in relation to the proposed resolutions at the Extraordinary General Meeting.

5.	MISCELLANEOUS

(1)	The Extraordinary General Meeting is expected to be held for less than half a day. Shareholders who attend the meeting in person or by proxy shall bear their own travelling and accommodation expenses.

(2)	The office address of the Company is: 16 Financial Street, Xicheng District, Beijing, the People’s Republic of China.

Postal code	:	100033
Contact office	:	Board Office
Telephone No.	:	86 (10) 6363 1248
Facsimile No.	:	86 (10) 6657 5112